Exhibit 99.1

Document of Dalian National Tax Bureau

Da Guo Shui Fa [2000] No.127

Notice on Promotion and Application of TENET Online Tax Declaration System

Issued by Dalian National Tax Bureau

To All Branches, National Tax Bureaus in every city (county),

In order to push the development of tax collection and administration system in standard and modernization way, increase the efficiency and quality of tax collection and administration, improve soft environment of taxation, as well as provide to taxpayers with convenient and speed taxation service, using advanced experience in other cities and the achievement in our city for reference, we decide to try out TENET Online Tax Declaration System in partial branches recently.

This system has been developed and designed as online tax declaration system to integrate tax and bank including transferring tax from bank aimed at needs to completely collect data during Golden Taxation Project at Second Phase implemented in National Tax Bureau in accordance with relating regulations in national tax collection and administration and bank, which working procedure is listed in Appendix .

The users who declare tax online must declare tax and accept relating punishment in following cases: 1. taxpayer fails to declare tax over the term; 2. taxpayer failed to declare tax last term and fails to accept punishment; 3. taxpayer declared successfully but fails to pay full amount of tax because lack of fund in the term.

Taxpayers who declare tax online shall submit monthly tax declaration statement and financial statements in written in every quarter to administrative tax bureau.

We ask and define the following problems so as to promote and apply this system as soon as possible in our bureau:

I. Every branch shall understand of the deep means to online tax declaration to assist actively, do propaganda and preparation well, and implement it completely in accordance with requirement, method and step given by us. Any online tax declaration software may not be developed and applied in all basic bureaus separately.

II. The promotion and application will be divided into three stages, firstly try out it in taxpayers who belong to our direct branched, secondly try out it in 20 taxpayers selected in collection branches, after succeeded in the tryout, lastly extend it in extent scope.

III. In order to specify behavior of tax collection and payment, and define legal liabilities in tax collection and payment, tax bureau, taxpayer, online bank, network server and developer and maintenance company of software system (Dalian Beigang Information Industry Development Company Limited) must conclude agreement in written in advance to define duties and responsibilities of parties concerned, strictly perform all terms specified in the agreement. In case of breach of the contract, party in breach will be responsible for relating duties.

IV. The standard of collection for online service will be implemented after received approval from price department.

V. Certificate of tax payment of online tax declaration shall be used The People’s Republic of China Certificate of Tax Payment Special for Tax Transfer uniformly. In order to simply procedure, taxpayer shall conclude agreement of Pay upon Certificate of Tax Payment Special for Tax Transfer with transaction bank, taxpayers need not to give seals including taxpayer’ official seal and seal of handled person on Certificate of Tax Payment. Certificate of Tax Payment will be effect in Dalian printed and sealed Paid by bank. In case taxpayers need for seal of tax bureau on Certificate of Tax Payment Special for Tax Transfer, administrative tax bureau shall give seal on it after reviewed. Banks shall management Certificate of Tax Payment Special for Tax Transfer same as Certificate of Tax Payment and report to tax bureau every month.

VI. The job of online tax declaration relates to several departments such as tax, finance, bank, treasury etc., so tax bureaus at all levels shall do communications with departments concerned well, to ask for opinion from them and acquire their assistance and cooperation, ensure the reformation of online tax declaration method developing smoothly, finish collection of tax well.

Appendix : 1. The People’s Republic of China Certificate of Tax Payment Special for Tax Transfer
2. Working Procedure of Online Tax Declaration System

On the day of April 24, 2000

Key words: collection and administration      software      application      notice